EXHIBIT 8.2

PRICE WATERHOUSE LLP

December 19, 1995

The Board of Directors of Hornbeck Offshore Services, Inc.
Hornbeck Offshore Services, Inc.
7707 Harborside Drive
Galveston, Texas 77554

      Reverse Triangular Merger of Hornbeck Offshore Services, Inc. with
                          Tidewater Expansion, Inc.

Dear Board of Directors:

     In connection with the proposed combination between Hornbeck Offshore Services, Inc. (Hornbeck), Tidewater Inc. (Tidewater), and Tidewater Expansion, Inc. (Expansion), you have requested that we advise you as to the material federal income tax consequences to the common stockholders of Hornbeck which would result from the proposed transaction. Expansion will be formed as a subsidiary of Tidewater for purposes of the proposed transaction.

     Specifically, you have asked us to address the following issues:

     (1) Whether the merger of Expansion with and into Hornbeck will qualify as a tax-free reorganization within the meaning of section 368(a);1

     (2) Whether Tidewater, Hornbeck, and Expansion will each be a party to the reorganization within the meaning of section 368(b);

     (3) Whether gain or loss will be recognized by a shareholder of Hornbeck upon the exchange of Hornbeck Common for Tidewater Common Stock;

     (4) Whether any gain or loss will be recognized by Hornbeck as a result of the merger;

     (5) Whether the basis of the Tidewater common stock received by a shareholder of Hornbeck who exchanges Hornbeck common stock for Tidewater common stock will be the same as the basis of the Hornbeck common stock surrendered in exchange therefor;

     (6) Whether the holding period of the Tidewater common stock received by a shareholder of Hornbeck receiving Tidewater common stock will include the period during which the Hornbeck common stock surrendered in exchange therefor was held (provided that such Hornbeck common stock was held by such shareholder of Hornbeck as a capital asset on the effective date of the merger), and;

     (7) Whether the receipt of cash in lieu of fractional Tidewater shares will be taxable to the shareholders of Hornbeck.

                                 CONCLUSIONS

     As part of our review of this transaction we have reviewed, including the exhibits and schedules of, the Agreement and Plan of Merger Among Tidewater Inc., Tidewater Expansion, Inc., and Hornbeck Offshore Services, Inc., dated as of December 15, 1995, (referred to as the "Agreement"). It is our opinion, based on the facts, assumptions and representations contained herein, that:

     (1) Provided the merger of Expansion with and into Hornbeck is legally effective under Delaware law and the fair market value of the assets of Hornbeck exceeds the sum of its liabilities on the date of the transaction, the merger will constitute a reorganization within

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1  All section references are to the Internal Revenue Code of 1986, as amended. All regulation references are to the Income Tax Regulations thereunder.

          the meaning of section 368(a)(1)(A) of the Code. The reorganization will not be disqualified by reason of the fact that voting stock of Tidewater is used in the merger (section 368(a)(2)(E)).

     (2) Tidewater, Hornbeck, and Expansion will each be parties to the reorganization under the provisions of section 368(b).

     (3) Except for those shareholders who receive cash instead of a fractional share of Tidewater, no gain or loss will be recognized by a shareholder of Hornbeck upon the exchange of Hornbeck Common Stock solely for shares of Tidewater Voting Common Stock (section 354(a)(1)).

     (4) No gain or loss will be recognized by Hornbeck upon the exchange of Hornbeck Common Stock solely for shares of Tidewater Voting Common Stock (section 1032(a)).

     (5) The basis of the Tidewater common stock received by a shareholder of Hornbeck upon the exchange of Hornbeck common stock solely for shares of Tidewater voting common stock will be the same as the basis of the Hornbeck common stock surrendered in exchange therefor (section 358(a)(1)).

     (6) The holding period of the Tidewater common stock received by a shareholder of Hornbeck receiving Tidewater common stock will include the period during which the Hornbeck common stock surrendered in exchange therefor was held (provided that such common stock of Hornbeck was held by such shareholder as a capital asset at the time of the transaction) (section 1223(1)).

     (7) A shareholder of Hornbeck stock receiving cash in lieu of fractional shares of Tidewater stock in connection with this merger will be treated as having received a distribution in redemption of his fractional interest in Tidewater stock subject to the provisions and limitations of section 302 (Revenue Ruling 66-365).

                                  BACKGROUND

     The following is a summary of the relevant facts relating to the transaction based upon information which you have furnished to us. Hornbeck is a C Corporation, organized under Delaware law. Hornbeck is a leading provider of offshore tansportation services to oil and gas companies. Hornbeck stock is publicly traded on the NASDAQ stock market.

     Hornbeck has 25,000,000 shares of common stock authorized, of which 13,173,372 shares are outstanding and 5,000,000 shares of preferred stock authorized, none of which are outstanding. In addition, Hornbeck has granted 322,654 stock options under a qualified plan.

     Tidewater is traded on the New York Stock Exchange. Tidewater is incorporated under the laws of the State of Delaware. Tidewater is a leading provider of offshore transportation services and gas compression services to oil and gas companies. Tidewater has an authorized capital structure of 125,000,000 shares of common stock, 53,336,082 of which are outstanding and 3,000,000 shares of preferred stock, none of which are outstanding. In addition, Tidewater has 1,497,892 stock options outstanding.

     The corporate business purpose for this transaction is to capitalize upon the combined strengths of Tidewater and Hornbeck based upon management's belief that Tidewater and Hornbeck are strategically complementary and that the combined companies will be able to compete more effectively in the marketplace. Management believes that the transaction will provide each corporation with a broader market base of operations and a greater ability to recognize benefits from economies of scale and will enable each corporation to further develop its services and products so as to improve its competitive position within its market areas.

THE FOLLOWING TRANSACTIONS WILL TAKE PLACE:

     o Tidewater will own 100 percent of the stock of Expansion, a newly created subsidiary. Expansion will be formed for the sole purpose of consummating the merger and reorganization.

     o Pursuant to the Agreement, Expansion will merge with and into Hornbeck and Hornbeck will be the surviving entity. All Hornbeck common stock will be converted into common stock of Tidewater. All common shares of Expansion will be converted into shares of Hornbeck common stock and will not be converted into or exchanged for any stock of Tidewater.

     o Pursuant to Section 3.1(a)(ii) of the Agreement, each share of Hornbeck common stock will be converted into .667 shares of Tidewater. This exchange ratio will be adjusted if the average market price of Tidewater stock is less than $24.50 or greater than $32.50. In no case will the ratio be less than .60 or greater than .74. Cash payments will be made in lieu of the issuance of fractional shares.

     o Upon closing of the merger, unexercised options under the Hornbeck employee incentive plan will become options to acquire the number of shares of Tidewater common stock that the holder of the Hornbeck options would have been entitled to receive upon consummation of the merger if the options had been exercised coincident with the merger.

                               REPRESENTATIONS

     The following representations have been made based on the best knowledge of the management of Hornbeck and Tidewater after reasonable investigation and form a material part of our opinion:

      (a) The fair market value of the Tidewater stock and other consideration received by each Hornbeck shareholder will be approximately equal to the fair market value of the Hornbeck stock surrendered in the exchange.

      (b) There is no plan or intention by the shareholders of Hornbeck who own 5 percent or more of the Hornbeck stock, and to the best of the knowledge of the management of Hornbeck, there is no plan or intention on the part of the remaining shareholders of Hornbeck to sell, exchange, or otherwise dispose of any of their shares of stock in Tidewater to be received in the transaction that would reduce the Hornbeck shareholders' ownership of Tidewater stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Hornbeck as of the same date. For purposes of this representation, shares of Hornbeck stock exchanged for cash in lieu of fractional shares of Tidewater stock will be treated as outstanding Hornbeck stock on the date of the transaction. Moreover, shares of Hornbeck stock and shares of Tidewater stock held by Hornbeck shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

           To satisfy the above requirement, Hornbeck will cause the "affiliates" of Hornbeck to deliver to Hornbeck, a written agreement (Affiliate's Letter), providing that such person has no prearrangement, plan or intention to sell or otherwise dispose of an amount of Tidewater stock to be received in the Merger which would cause the above representation not to be satisfied.

      (c) Following the transaction, Hornbeck will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Expansion's net assets and at least 70 percent of the fair market value of Expansion's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by Hornbeck or Expansion to shareholders who receive cash, amounts used by Hornbeck or Expansion to pay reoganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Hornbeck will be included as assets of Hornbeck or Expansion, respectively, immediately prior to the transaction. Further, it is represented that Hornbeck has not and will not sell or otherwise dispose of any of its business assets, other than in the ordinary course of business, in anticipation of the merger.

      (d) Prior to the transaction, Tidewater will be in control of Expansion as it will own 100 percent of the Expansion's outstanding stock at all times during its existence.

      (e) Hornbeck has no plan or intention to issue additional shares of its stock that would result in Tidewater losing control of Hornbeck within the meaning of section 368(c). For purposes of this representation, control within the meaning of section 368(c) is defined as ownership of stock possessing at least 80 percent of the voting power and 80 percent of each class of nonvoting stock.

      (f) Tidewater has no plan or intention to reacquire any of its stock issued in the transaction.

      (g) Tidewater has no plan or intention to liquidate Hornbeck; to merge Hornbeck with or into another corporation; to sell or otherwise dispose of the stock of Hornbeck, except for transfers of stock to corporations controlled by Tidewater; or to cause Hornbeck to sell or otherwise dispose of any of its assets or of any of the assets acquired from Expansion, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Hornbeck.

      (h) Expansion will have no liabilities assumed by Hornbeck, and will not transfer to Hornbeck any assets subject to liabilities, in the transaction.

      (i) Following the transaction, Hornbeck will continue its historic business or use a significant portion of its historic business assets in a business.

      (j) Tidewater, Expansion, Hornbeck, and the shareholders of Hornbeck will each pay their respective expenses, if any, incurred in connection with the transaction.

      (k) There is no intercorporate indebtedness existing between Tidewater and Hornbeck or between Hornbeck and Expansion that was issued, acquired or will be settled at a discount.

      (l) In the transaction, shares of Hornbeck stock respresenting control of Hornbeck, within the meaning of section 368(c), will be exchanged solely for voting stock of Tidewater. For purposes of this representation, control within the meaning of section 368(c) is defined as ownership of stock possessing at least 80 percent of the voting power and 80 percent of each class of nonvoting stock.

     (m) Tidewater does not own, nor has it owned during the past five years, more than 100 shares of the stock of Hornbeck. At no time during this period did Tidewater's ownership constitute control.

      (n) No two parties (i.e. Tidewater, Expansion or Hornbeck) to the transaction are investment companies as defined below:

              o A regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. In making the 50-percent and 80-percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets, and a corporation shall be considered a subsidiary if the parent owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50 percent or more of the total value of shares of all classes of stock outstanding.

              o For purposes of the investment company definition, in determining total assets there shall be excluded cash and cash items (including receivables), Government securities, and, under regulations prescribed by the Secretary, assets acquired (through incurring indebtedness or otherwise) for purposes of ceasing to be an investment company.

     (o) It is intended that on the date of the transaction, the fair market value of the assets of Hornbeck will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

     (p) Hornbeck is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

     (q) The payment of cash in lieu of fractional shares of Tidewater stock pursuant to the Agreement, is intended solely for the purpose of avoiding the expense and inconvenience to Tidewater of issuing additional fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Hornbeck shareholders instead of issuing fractional shares of Tidewater stock should not exceed one percent of the total consideration that will be issued in the transaction to the Hornbeck shareholders in exchange for their shares of Hornbeck stock. The fractional share interests of each Hornbeck shareholder will be aggregated, and no Hornbeck shareholder will receive cash in an amount equal to or greater than the value of one full share of Tidewater stock.

     (r) None of the compensation received by any shareholder-employees of Hornbeck will be separate consideration for, or allocable to any of their shares of Hornbeck stock; none of the shares of Tidewater stock received by any shareholder-employees pursuant to the merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

                       FEDERAL INCOME TAX CONSEQUENCES

     The acquisition of the properties of Expansion by Hornbeck and the use of shares of voting common stock of Tidewater, Expansion's controlling corporate parent, in the transaction will, in our opinion, qualify as a tax-free reorganization pursuant to section 368(a)(1)(A) and 368(a)(2)(E), if certain conditions are met.

     Section 368(a)(2)(E) provides that a merger otherwise qualifying under section 368(a)(1)(A) shall not be disqualified by reason of the fact that stock of a corporation which before the merger was in control of the merged corporation is used in the transaction if: (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and substantially all of the properties of the merged corporation; and (ii) in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. The statutory and nonstatutory requirements for qualification as a reorganization under section 368(a)(1)(A) and section 368(a)(2)(E) are further discussed below.

A.  BUSINESS PURPOSE

     There must be a valid corporate business purpose for the reorganization. GREGORY V. HELVERING, 293 U.S. 465 (1935); Treas. Reg. sections 1.368-1(b), 1.368-1(c), and 1.368-2(g). The Hornbeck Board of Directors, after consideration of relevant business, financial, legal and market factors, including the compatibility of the operations and management of Hornbeck and Tidewater, and the financial condition, results of operations and future prospects of Hornbeck and Tidewater, has concluded that the merger is in the best interests of Hornbeck and its stockholders. In reaching its decision to enter into the Agreement, the Board of Directors considered a number of factors, including, the following:

     (i) the business reputation and capabilities of Tidewater and its management, the financial strength, prospects, market position and strategic objectives of Tidewater; and

     (ii) the combined strengths of Tidewater and Hornbeck based upon management's belief that Tidewater and Hornbeck are strategically complementary and that the combined companies will be able to compete more effectively in the marketplace. Management believes that the transaction will provide each corporation with a broader market base of operations and a greater ability to recognize benefits from economies of scale and will enable each corporation to further develop its services and products so as to improve its competitive position within its market areas.

     These objectives should constitute a valid business purpose.

B.  CONTINUITY OF BUSINESS ENTERPRISE

     The transaction must meet the continuity of business enterprise test under Treasury Regulation Section 1.368-1(d). As represented above, Hornbeck has not changed its business as part of this plan of reorganization and Hornbeck will use a significant portion of its historic business assets in continuing its former businesses. Thus, the transactions should meet the business continuity test.

C.  CONTINUITY OF SHAREHOLDER INTEREST

     The transactions must satisfy the shareholder continuity of interest test under Treasury Regulation Section 1.368-1(b). This requires that the former shareholders of Hornbeck must maintain a substantial continuing interest after the transaction in the form of an equity interest in Tidewater.

     As represented above, the management of Hornbeck is unaware of any plan or intention on the part of the shareholders of Hornbeck to sell or otherwise dispose of their shares of Tidewater common stock at the conclusion of the transaction which would cause representation (b) not to be met. In addition, Hornbeck will use its reasonable best efforts to cause each "affiliate" as defined in the Agreement to deliver to Hornbeck prior to the Effective Time, a written agreement (Affiliate's Letter), providing that such person has no prearrangement, plan or intention to sell or otherwise dispose of an amount of Tidewater Common Stock to be received in the Merger which would cause the continuity of interest requirements to not be satisfied.

     Hornbeck has an incentive stock option plan pursuant to which options to acquire 322,654 shares of Hornbeck common stock are outstanding. All options are expected to be exercised at the Effective Time of the merger and immediately exchanged for Tidewater common stock.

     With respect to the merger of Expansion with Hornbeck, since there is no present plan or intention on the part of Tidewater or the Hornbeck shareholders to sell Tidewater shares received in the exchange or to issue additional shares of Hornbeck, the Hornbeck shareholders' receipt of Tidewater common stock should be sufficient to satisfy continuity of interest. Accordingly, we conclude that the continuity of shareholder interest test should be satisfied.

D.  SUBSTANTIALLY ALL OF THE PROPERTIES

     Immediately after the merger, Hornbeck must hold substantially all of its properties and substantially all of the properties of Expansion in order for the transaction to qualify under sections 368(a)(1)(A) and 368(a)(2)(E). "Substantially all" is not defined either in the Code or in the regulations. Whether or not this requirement is satisfied is a "facts and circumstances" determination which, accordingly, will vary with the particulars of each transaction. Rev. Rul. 57-518, 1957-2 C.B. 253.

     For purposes of obtaining a private letter ruling from the Internal Revenue Service, the "substantially all" requirement is considered to be satisfied if at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the surviving and merged corporations are retained in the transaction. Also, the Internal Revenue Service treats amounts paid to dissenters, amounts paid for reorganization expenses, and amounts paid for redemptions and distributions (except for regular, normal distributions) as assets held immediately before the transaction. This standard exists only for purposes of obtaining a private letter ruling and is not a positive rule of law.

     Except for amounts paid in lieu of fractional shares, and amounts to pay reorganization expenses, there will have been no extraordinary sales, dispositions, or other distributions of any of the properties of Hornbeck or Expansion in connection with the plan of reorganization. In the statutory merger, Hornbeck will acquire all of the properties of Expansion and Hornbeck has no plan or intention to engage in any transaction involving a sale, distribution, merger, exchange, reorganization, or any other transaction whereby it would fail to hold all of its assets or the assets acquired from Expansion, except for such transactions entered into in the ordinary course of business.

     Accordingly, in our opinion, the "substantially all" requirement of section 368(a)(1)(A) and 368(a)(2)(E) should be satisfied with respect to Hornbeck and Expansion in the proposed transactions.

E.  CONTROL

     Section 368(a)(2)(E) requires that stock of a corporation which before the merger was in control of the merged corporation be used in the transaction, and that in the transaction, the former shareholders of the surviving corporation exchange, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. Control, as defined by section 368(c), means ownership of stock possessing at least 80 percent of the total combined voting power of all shares entitled to vote and at least 80 percent of the total number of shares of each class of nonvoting stock.

     Immediately prior to the transaction, Tidewater will own all the outstanding stock of Expansion; consequently, Tidewater will be in control of Expansion before the merger. Voting common stock of Tidewater will be used in the merger, except for cash paid in lieu of fractional shares. Consequently, the shareholders of Hornbeck will exchange an amount of stock in Hornbeck representing control of Hornbeck for Tidewater voting common stock.

     Thus, it is our opinion that the merger of Expansion with and into Hornbeck will be a tax-free reorganization under section 368(a)(1)(A) and 368(a)(2)(E).

                            SUBSTANTIAL AUTHORITY

     Providing the facts, assumptions, and representations contained herein are correct, substantial authority, within the meaning of section 6662 of the Code, exists to reach the conclusions made in this opinion.

                                   CONSENT

     We have reviewed the proposed Form S-4 (as of 12/8/95, 7:12 pm) to be filed with the Securities and Exchange Commission on December 19, 1995. We hereby consent to the consistent references contained in the S-4 of Tidewater to the Price Waterhouse LLP tax opinion contained herein.

                           CAVEATS AND LIMITATIONS

     1. The conclusions reached in this opinion represent and are based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. This opinion is not binding upon the Internal Revenue Service or the courts and there is no guarantee that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Price Waterhouse LLP undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the federal income tax laws.

     2. This opinion does not address any federal income tax consequence of the transactions set forth above except as specifically set forth herein. This opinion does not address any state, local or foreign tax consequences that may result from any of the transactions set forth above. In particular, we express no opinion or conclusion in this opinion regarding (i) whether and the extent to which any Hornbeck shareholder who has provided or will provide services to Hornbeck will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including but not limited to the effect upon the basis and holding period of the Tidewater common stock received by any such shareholder in the merger;

         (iii) the potential application of the following provisions (including any regulations promulgated thereunder): the "golden parachute" provisions (sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (sections 55, 56, 57) of the Code, or sections 108, 305, 306, 357, 382, 383, 384, 421, 424 and
         708; (iv) the effect of the classification of Hornbeck, Expansion, or Tidewater as a collapsible corporation within the meaning of section 341 of the Code; (v) the survival or availability, after the transactions, of any of the federal income tax attributes or elections of Hornbeck, after application of any provision of the Code, as well as the regulations promulgated thereunder and judicial interpretations thereof; (vi) the tax consequences of any other transaction in which Hornbeck stock or a right to acquire Hornbeck was received; (vii) the tax consequences of the merger (including the opinion set forth above) as applied to particular Hornbeck shareholders and/or holders of options for Hornbeck stock such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons including any withholding requirements, and holders of shares acquired upon exercise of stock options or in other compensatory transactions; (viii) the tax consequences to Hornbeck shareholders of other transactions effected prior to or after the merger (whether or not such transactions are consummated in connection with the merger); and (ix) the tax consequences of option holders who receive Tidewater options in exchange for options. Therefore, such taxpayers should consult with their own advisors as to the potential tax issues involved.

     3. This opinion does not address any transaction other than the merger as described in the Agreement or any transaction whatsoever, including the merger, if all the transactions described herein are not consummated as described herein and in the applicable merger agreements and without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the assumptions is incorrect, the conclusions reached in this opinion might be adversely affected.

     4. This opinion is based upon certain legal assumptions outside the tax area including, but not limited to, (1) the due incorporation and continuing existence of the corporations involved in the transaction;
         (2) the validity of the Agreement, together with all associated exhibits and schedules; and (3) the effectiveness of the Registration Statement and the appropriate filings with federal and state government agencies made in connection therewith, as appropriate. If these assumptions are not correct, this opinion is null and void.

Sincerely,

PRICE WATERHOUSE LLP